FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	October 22, 2007	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 014355-0101

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Re:	The Middleton Doll Company Form 10-KSB for the fiscal year ended December 31, 2006 File No. 033-51406

Dear Ms. Cvrkel:

        On behalf of our client, The Middleton Doll Company (the “Company”), a Wisconsin corporation (File No. 033-51406), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated September 28, 2007, with respect to the above-referenced Form 10-KSB. The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the Company’s response (in regular type).

Form 10-KSB for the fiscal year ended December 31, 2006

Note 15. Mandatory Redeemable Preferred Stock, page 40

        1.    We note your response to our prior comment 5, but do not agree with your conclusion. Since your preferred stock is subject to mandatory redemption on July 1, 2008 and meets the liability classification criteria in paragraph 9 of SFAS No. 150, we would expect that your preferred stock dividends of $893,860 and $905,101 for 2006 and 2005, respectively, and the gain on redemption of preferred stock of $2,268,103 be classified as interest expense as required by paragraph 22 of SFAS No. 150. Please note that we will not object if you comply with this comment in your future filings.

Response: In response to your comment, in future filings the Company will classify the preferred stock dividends and any gain on the redemption of preferred stock as interest expense, pursuant to SFAS No. 150.

* * *

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

cc:	Jeffrey Jaramillo U.S. Securities & Exchange Commission Craig Bald The Middleton Doll Company